Exhibit 23.3
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus and Prospectus Supplement of Avery Dennison Corporation for the registration of common stock, preferred stock, depositary shares, debt securities, rights, warrants, purchase contracts and units and to the incorporation by reference therein of our report dated February 27, 2007, with respect to the consolidated financial statements and schedule of Paxar Corporation and Subsidiaries, incorporated by reference in Avery Dennison Corporation’s Current Report on Form 8-K/A dated August 29, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
November 13, 2007